Filed Pursuant to Rule 424(b)(3)
Registration No. 333-119814

Prospectus Supplement No. 2 Dated August 22, 2006

(To Prospectus dated March 28, 2006 and filed on March 29, 2006 File No. 333-119814)

INNOVATIVE CARD TECHNOLOGIES, INC.

PROSPECTUS

3,178,331 shares of Common Stock

This Prospectus Supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.

This Prospectus Supplement supplements our prospectus dated May 12, 2006 with the following additions and changes:

1)	Update our prospectus dated May 12, 2006 with the attached following document:

a.	Financial Information for the quarterly period ended: June 30, 2006.

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

INDEX TO FILINGS

Annex

Financial Information for the quarterly period ended: June 30, 2006	A

PART I - FINANCIAL INFORMATION

INNOVATIVE CARD TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

	June 30, 2006	December 31, 2005
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,032,000	$3,277,532
Accounts receivable	14,830	18,297
Prepaids and other current assets	11,838	11,773
Deposits on raw materials held for production	1,238,356	100,000
Raw materials held for production	266,946	172,497
Total current assets	13,563,970	3,580,099
PROPERTY AND EQUIPMENT, NET	272,367	241,264
INTANGIBLE ASSETS	20,303,105	—
Total assets	$34,139,442	$3,821,363

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$329,580	$252,806
Accounts payable - related parties	1,086,741	15,000
Short term portion of capital lease	9,704	9,331
Deferred revenue	174,915	37,143
Total current liabilities	1,600,940	314,280

LONG TERM LIABILITIES
Long term portion of capital lease	3,408	8,355
Total liabilities	1,604,348	322,635

STOCKHOLDERS' EQUITY
Preferred stock $0.001 par value, 5,000,000 shares
Authorized, 0 (unaudited) and 0 shares issued and outstanding	—	—
Common stock $0.001 par value, 50,000,000 shares
Authorized, 26,519,566(unaudited) and
17,964,566 shares issued and outstanding	26,520	17,965
Additional paid-in capital	42,167,736	10,347,710
Accumulated deficit	(9,659,162)	(6,866,947)
Total stockholders' equity	32,535,094	3,498,728
Total liabilities and stockholders' equity	$34,139,442	$3,821,363

The accompanying notes are an integral part of these consolidated financial statements.

INNOVATIVE CARD TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$1,978	$1,119	$2,228	$2,745
Cost of Goods Sold	—	—	—	—
Gross Margin	1,978	1,119	2,228	2,745
Operating expenses
Administrative	1,424,932	258,148	1,849,856	508,610
Consulting Fees	21,250	7,500	42,500	15,000
Professional Fees	461,248	131,038	643,627	265,731
Research and development	179,965	176,934	343,643	445,807
Total operating expenses	2,087,395	573,620	2,879,626	1,235,148
Loss from operations	(2,085,417)	(572,501)	(2,877,398)	(1,232,403)
Other income (expense)
Interest income	64,373	3	88,384	128
Interest expense	(288)	(15,652)	(801)	(20,969)
Total other income (expense)	64,085	(15,649)	87,583	(20,841)
Income (loss) before provision
for income taxes	(2,021,332)	(588,149)	(2,789,815)	(1,253,244)
Provision for income taxes	(2,400)	(800)	(2,400)	(800)
Net loss	$(2,023,732)	$(588,949)	$(2,792,215)	$(1,254,046)
Basic and diluted loss per share	$(0.10)	$(0.06)	$(0.15)	$(0.15)
Weighed-average
common shares outstanding	19,690,137	9,831,093	18,841,787	8,361,078

The accompanying notes are an integral part of these consolidated financial statements.

INNOVATIVE CARD TECHNOLOGIES, INC.
FOR THE SIX MONTHS ENDED JUNE 30, 2006
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(unaudited)

	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2005	—	$—	17,964,566	$17,965	$10,347,710	$(6,866,947)	$3,498,728
Exercise of warrants (unaudited)	—	—	269,500	269	274,105	—	274,375
Issuance of 3,785,500 shares of
Common Stock (unaudited)	—	—	3,785,500	3,786	11,352,714	—	11,356,500
Offering costs	—	—	—	—	(1,027,318)	—	(1,027,318)
Issuance of 4,500,000 shares of
Common Stock issued in
Connection with the acquisition
Of certain assets of nCryptone			4,500,000	4,500	19,737,000	—	19,741,500
Stock compensation expense
(unaudited)	—	—	—	—	200,186	—	200,186
Warrant compensation expense
(unaudited)	—	—	—	—	1,283,338	—	1,283,338
Net loss for the six months
ended June 30, 2006 (unaudited)	—	—	—	—	—	(2,792,215)	(2,792,215)
Balance, June 30, 2006 (unaudited)	—	$—	26,519,566	$26,520	$41,167,736	$(9,659,162)	$32,535,094

The accompanying notes are an integral part of these consolidated financial statements.

INNOVATIVE CARD TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2006	2005
	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(2,792,215)	$(1,254,046)
Adjustments to reconcile net loss to net cash
used in operating activities
Depreciation and amortization	46,144	22,133
Stock compensation expense	200,186	—
Warrant compensation expense	838,845	—
(Increase) decrease in
Accounts receivable	18,297	3,315
Prepaid expenses and other current assets	(65)	38,957
Deposits on raw materials held for production	(740,400)	(106,754)
Raw materials held for production	(94,449)	—
Increase (decrease) in
Accounts payable and accrued expenses	76,770	446,452
Accounts payable - related parties	71,733	82,118
Deferred revenue	137,772	(2,925)
Net cash used in operating activities	(2,237,382)	(770,750)
Cash flows from investing activities
Purchase of Property and Equipment	(51,625)	(261,019)
Net cash used in investing activities	(51,625)	(261,019)
Cash flows from financing activities
Book overdraft	—	25,057
Gross Repayment from/of notes payable	—	(41,027)
Proceeds from exercise of warrants	274,375	—
Proceeds from 5/30/06 Common Stock offering	11,356,500	—
Offering costs- 5/30/06 Common Stock offering	(582,825)	—
Proceeds from notes payable related parties	—	500,000
Interest payable- related parties	—	10,183
Payments on capital lease	(4,575)	(4,228)
Net cash provided by financing activities	11,043,475	489,985
Net decrease in cash and cash equivalents	8,754,468	(541,784)
Cash and cash equivalents, beginning of year	3,277,532	541,784
Cash and cash equivalents, end of period	$12,032,000	$—

The accompanying notes are an integral part of these consolidated financial statements

INNOVATIVE CARD TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005 (UNAUDITED)

Supplemental disclosures of cash flow information

Interest paid	$801	$5,134
Income tax paid	$2,400	$—

On May 30, 2006, the Company issued warrants to purchase 113,565 shares of common stock at an exercise price of $3.30 to T.R Winston in conjunction with the Company’s May 30, 2006 financing and recognized $444,493 in offering costs relating to the issuance of these warrants.

On June 28, 2006 the Company exchanged 4,500,000 shares of its common stock for certain assets of nCryptone. Among the assets acquired were: intangible assets of $19,303,095, accounts receivable of 14,830, fixed assets of 25,619, and deposits on raw materials inventory of 397,956.

On June 28, 2006, the Company entered into an agreement with nCryptone whereby for $1,000,010, the Company could acquire a license to nCryptone's buzzer patent exclusively for the Company's Sound Card, a card that emits a musical sound by th pressing of a button on the card. The license to the buzzer patent is royalty-free, and expires on November 2018 and the $1,000,010 is payable within one year of June 28, 2006.

The accompanying notes are an integral part of these consolidated financial statements.

INNOVATIVE CARD TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

GENERAL

The accompanying consolidated financial statements of Innovative Card Technologies, Inc. ("ICTI") include the amounts of its wholly-owned subsidiary, PSA Co. and LensCard US, LLC ("LensCard US"), formerly Universal Magnifier, LLC, organized under the laws of the State of Delaware on January 7, 1999 and LensCard International Limited ("LensCard International"), formerly Universal Magnifier International Limited ("UMIL"), incorporated as an International Business Company under the laws of the British Virgin Islands on August 21, 1995. On January 7, 1999, LensCard US merged with Universal Magnifier LLC ("UMUS"), a California limited liability company founded in January, 1998, for the purpose of changing the place of organization of UMUS.

COMPANY OVERVIEW

The Company (as defined in Note 2) researches, develops and markets technology-based card enhancements primarily for the credit card market that are designed to enable issuers to improve card functionality, reduce attrition and increase acquisition rates of customers. It commenced sales of its first product, the LensCard, or a card embedded with a small magnifying lens, in 1998. Since 2002, its core focus has been and continues to be on research and development and marketing of its power inlay technology that is designed to bring power-based applications, including light, sound and display screens, to cards. Power inlay technology consists of a battery, circuit, and switch that can power applications on credit cards and other information-bearing plastic cards. It has devoted a significant majority of its efforts to complete the development of its power inlay technology, initiate marketing and raising the financing required to do so and fund its expenses. It has generated limited revenues that derive from licensing agreements of its LensCard product, most of which have terminated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated interim financial statements of Innovative Card Technologies, Inc., its wholly owned subsidiary, PSA Co. (the "Company"), Lens Card US, LLC, and Lens Card International Limited have been prepared in conformity with accounting principles generally accepted in the United States and are consistent in all material respects with those applied in the Company's annual report on Form 10-KSB for the year ended December 31, 2005. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The actual results experienced by the Company may differ from management's estimates.

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth therein. The interim financial statements should be read in conjunction with the audited financial statements and related notes included in the Company's 2005 audited financial statements contained in Form 10-KSB filed with the Securities and Exchange Commission on March 20, 2006. Interim results are not necessarily indicative of the results for a full year.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Innovative Card Technologies and its wholly-owned subsidiary, PSA Co., (the "Company"). All significant inter-company accounts and transactions are eliminated in consolidation.

REVENUE RECOGNITION

The Company's revenue is derived from various royalty agreements and is recognized when sales are reported by the licensee. Deferred revenue consists of payments received in advance of revenue being reported by the licensee to the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

For the purpose of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

STOCK BASED COMPENSATION

Effective with the Company's fiscal year that began on January 1, 2006, the Company has adopted the accounting and disclosure provisions of the Statement of Financial Accounting Standards ("SFAS") No. 123R, "SHARE-BASED PAYMENTS" using the modified prospective application transition method. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award, the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. During the six months ended June 30, 2006, the Company incurred $200,186 of compensation expense relating to the vesting of stock options which increased the Company's Additional Paid in Capital account.

MAJOR SUPPLIERS

The Company obtains the battery, a key component for the Company's power inlay technology, from a single source, Solicore, Inc., on a purchase order basis. The Company believes that alternative sources for this component in the event of a disruption or discontinuation in supply would not be available on a timely basis, which could disrupt Company operations, delay production for up to nine months and impair the Company's ability to manufacture and sell products.

The Company obtains the display, a key component for the Company's DisplayCard, from a single source, SmartDisplayer, pursuant to the Company's agreement with SmartDisplayer. The Company believes that alternative sources for this component in the event of a disruption or discontinuation in supply would not be available on a timely basis, which could disrupt Company operations relating to the DisplayCard, delay production of the DisplayCard for up to twelve months and impair the Company's ability to manufacture and sell the DisplayCard.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. The Company provides for depreciation and amortization using the double-declining method over estimated useful lives of five to seven years. Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains or losses on the sale of property and equipment are reflected in the statements of operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, prepaid expenses and other current assets, due from related parties, accounts payable and accrued expenses and deferred revenue. The estimated fair value of such instruments approximate their carrying value because of the short term maturity of these instruments or the stated interest rates are indicative of market interest rates.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations as incurred.

LOSS PER SHARE

The Company utilizes SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

Since their effect would have been anti-dilutive, common stock equivalents of 6,927,198 warrants and 1,845,000 stock options were excluded from the calculation of diluted loss per share for the three and six months ended June 30, 2006. Since their effect would have been anti-dilutive, common stock equivalents of 2,400,000 warrants and 1,235,000 stock options were excluded from the calculation of diluted loss per share for the three and six months ended June 30, 2005.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

The significant components of the provision for income taxes for the six months ended June 30, 2006 and 2005 were $2,400 and $800, respectively. For the current state provision, there was no state deferred and federal tax provision.

Due to its current net loss position, the Company has provided a valuation allowance in full on its net deferred tax assets in accordance with SFAS 109 and in light of the uncertainty regarding ultimate realization of the net deferred tax assets.

ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with high credit, quality financial institutions. At times, such cash and cash equivalents may be in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000. Cash balances are in excess of the insured limit.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections. SFAS No. 154 replaces Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provision, those provisions should be followed.

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assests and Extinguishment of Liabilities" ("SFAS 140"). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. The Company is currently evaluating the impact of this new Standard, but believes that it will not have a material impact on the Company's financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 3 - DEPOSITS ON RAW MATERIALS HELD FOR PRODUCTION

Deposits for raw materials for production at June 30, 2006 and December 31, 2005 consisted of the following and is stated at the amount deposited:

	June 30, 2006	December 31, 2005
	(unaudited)
Deposits on raw materials held for production
(display & manufacturing component)	$1,238,356	$100,000
TOTAL	$1,238,356	$100,000

These deposits for raw materials are held with two vendors.

NOTE 4 - RAW MATERIALS HELD FOR PRODUCTION

Raw materials held for production at June 30, 2006 and December 31, 2005 consisted of the following and is stated at the lower of cost or market:

	June 30, 2006	December 31, 2005
	(unaudited)
Raw materials held for production
(battery component)	$266,946	$172,497
TOTAL	$266,946	$172,497

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2006 and December 31, 2005 consisted of the following:

	June 30, 2006	December 31, 2005
	(unaudited)
Computer equipment	$18,572	$16,939
Office equipment	8,168	8,168
Furniture and fixtures	18,270	18,270
Production equipment, capital lease	32,598	32,598
Leasehold improvements	5,610	5,610
Production equipment	345,313	269,698
	428,531	351,283
Less accumulated depreciation and amortization	(156,164)	(110,019)
TOTAL	$272,367	$241,264

Depreciation and amortization expense was $46,144 (unaudited), $17,846 (unaudited), $70,504 (unaudited) and $22,133 (unaudited), for the three and six months ended June 30, 2006 and 2005, respectively.

NOTE 6 - GOODWILL AND INTANGIBLE ASSET VALUATION

Upon the completion of the acquisition of nCryptone on June 28, 2006, the Company allocated the purchase price in accordance with the signed agreement with nCryptone assigning a temporary value of $19,303,095 to intangible assets and $1,000,010 to a patent license fee. The amounts assigned to goodwill and the patent license fee are being reviewed by the Company to determine the fair values and estimated useful lives of the intangible assets. The $1,000,010 patent license fee will be amortized over the life of the patent (12 years through November 2018). The Company has retained a third party valuation firm to assist the Company with the valuation of the intangible assets and patent license fee. Upon completion of such review, the Company will make the appropriate adjustments to its financial statements. The total purchase price of the DisplayCard assets of nCryptone is summarized as follows:

Common Stock:	$19,741,500

Total Purchase Price:	$19,741,500

The valuation of the DisplayCard assets of nCryptone was estimated as of the acquisition date and the purchase price is subject to future adjustments. If the valuation is less than the value of the common stock as initially documented by the parties, the purchase price will be adjusted downward accordingly. Any such adjustment will be recorded as an adjustment to Goodwill and reflected in the final purchase price allocation.

The Company’s preliminary allocation of the purchase price is summarized as follows:

Assets:
Intangible Assets	$19,303,095
Accounts Receivable	14,830
Equipment	25,619
Inventory	397,956
Total Assets	19,741,500

The Company is in the process of obtaining a valuation analysis from a third party, including a review of the purchase price allocation and determination of the useful life of the intangible assets, including goodwill.

NOTE 7 - PROVISION FOR INCOME TAXES

The Company has no material temporary differences that would result in deferred taxes. The Company does, however, have loss carryforwards which may result in deferred tax assets in the future. At June 30, 2006, the Company has approximately $5,559,455 (unaudited) and $5,642,347 (unaudited) in federal and state loss carryforwards available to offset taxes through December 31, 2025 and 2011, respectively.

The Company's deferred tax asset at June 30, 2006 of $2,491,405 (unaudited) consists of loss carryforwards, state taxes, and deferred revenue and has been offset entirely by a valuation allowance. The valuation allowance account has been increased by $847,606 during the six months ended June 30, 2006.  The availability of the net operating losses to offset future taxable income may be limited as a result of ownership changes in 2006 or prior years with the acquisition of nCryptone in 2006, pursuant to Internal Revenue Code Section 382. In addition, utilization of the net operating loss carryforwards would also be subject to annual usage limitation, as defined. Net operating loss limitations under Section 382 may significantly impact the timing and amount of future income tax obligations, if any. The amount of such limitation, if any, has not yet been determined.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

LEASE

The Company subleases its office space under a non-cancelable operating lease agreement from a stockholder. The lease requires minimum monthly payments of $2,568, expired in May 2005, and requires the Company to pay 15.03% of any additional rents and/or charges of any kind due from Bemel & Ross. After expiration, the lease became a month to month tenancy cancelable by either party with thirty days notice. The additional rents and/or charges that may be due consist of direct costs passed through the master landlord to Bemel & Ross. The direct costs are based on operating costs during the calendar year ending December 31, 2003, or the base year. Thereafter, if the direct costs in a subsequent year exceed the direct costs in the base year, the master landlord bills Bemel & Ross its proportionate share of the excess of direct costs, which may include tax costs related to real estate and/or costs and expenses incurred by the master landlord in connection with common areas of the building, the parking structure or the cost of operating the building. Through June 30, 2006, Bemel & Ross has charged the Company for additional rents and/or charges in the amount of $8,501. Future minimum lease payments under this operating lease agreement at June 30, 2006 are $0.

Rent expense was $7,248 (unaudited), $8,893 (unaudited), $16,241 (unaudited) and $19,054 (unaudited) for the six and three months ended June 30, 2006 and 2005, respectively.

REVENUE SHARING AGREEMENTS

In 1998, Universal Magnifier LLC, a California limited liability company, was founded by Alan Finkelstein, the inventor of the LensCard, and Luc Berthoud for the purpose of licensing the LensCard in the United States. In January 1999, Universal Magnifier LLC merged into LensCard US LLC, a Delaware limited liability company that was organized on January 7, 1999 for the purpose of changing Universal Magnifier's name and place of organization. In 1995, Universal Magnifier International Limited, an international business company under the laws of the British Virgin Islands, was founded for the purpose of licensing the LensCard worldwide other than the United States. In October 1998, Universal Magnifier International Limited changed its name to LensCard International Limited. In exchange for the rights to exploit the LensCard patents, trademarks and related intangibles, LensCard US LLC and LensCard International Limited agreed to make royalty payments to Alan Finkelstein and Bradley Ross.

On April 2, 2004, Alan Finkelstein, Bradley Ross and Michael Paradise, who owned one percent of Mr. Finkelstein's interest in the royalty payments, collectively transferred their rights to the royalty payments to the company in exchange for an aggregate of 5,500,000 shares of the company's common stock. The company then immediately transferred these royalty rights to PSACo, Inc., a Delaware corporation, in exchange for 25,000 shares of PSACo's common stock, or all of its outstanding common stock, causing PSACo to become our wholly owned subsidiary. As of June 30, 2004, these royalty payments accounted for 100% of the company's revenue on a consolidated basis.

On April 6, 2004, LensCard US LLC exchanged all of its outstanding membership interests the company for 1,000,000 shares of the company's common stock. Effective April 6, 2004, LensCard International Limited merged with and into our company. As a result of this reorganization and merger, the company owns the intellectual property rights to the LensCard and are obligated to make payments related to these rights to PSACo, our wholly owned subsidiary.

As of December 31, 2005, 2004 and 2003, annual sales have not been sufficient to require any payments pursuant to the above agreements to PSACo., the Company's wholly owned subsidiary. Any future payments that may be required will be recorded as a reduction of revenue.

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

PATENT AND TRADEMARK LICENSE AGREEMENTS

The Company has entered into various Patent and Trademark License Agreements with financial institutions granting a limited, non-exclusive right and license to make, distribute, market, sell, and use credit cards or debit cards containing a magnifying lens (the "Licensed Products"). These agreements are as follows:

•
An agreement dated July 9, 2001, providing for royalties to the Company at the rate of $1.20 per LensCard issued to a customer. Royalties will be due and payable quarterly within 30 days after the last day of each calendar quarter. The Company receives sales reports within thirty days following the end of a calendar quarter from the customer. The agreement terminated July 9, 2006.

•
An agreement dated January 16, 2002 and expiring on March 31, 2004, providing for royalties to the Company at the rate of $1.50 per LensCard issued to a customer. Royalties will be due and payable quarterly within 30 days after the last day of each calendar quarter. The Company receives sales reports within thirty days following the end of a calendar quarter from this customer. On April 1, 2004, the agreement was extended requiring a $12,500 payment by the customer with the Company receiving a royalty of $0.25 per licensed product and $0.50 for each additional LensCard sold thereafter. The revised agreement is effective until April 1, 2008.

EMPLOYMENT AGREEMENT

The Company has entered into an Employment Agreement with an officer for the term of three years, commencing January 1, 1998 and ending, unless terminated earlier, on January 1, 2000; however, on each anniversary date of the Agreement, a year is added automatically to the term. As of June 30, 2006, the termination date is December 31, 2006. The officer earns $16,667 as a monthly salary.

NOTE 9 - STOCKHOLDERS' DEFICIT

PREFERRED STOCK

The Company has 5,000,000 authorized shares of $0.001 par value preferred stock. The preferred stock may be issued in series, from time to time, with such designations, rights, preferences, and limitations as the Board of Directors may determine by resolution.

•
From April 7, 2004 through October 18, 2004, investors purchased 2,568,500 shares of LensCard Corporation convertible series A preferred stock ("Preferred Stock") for $2,568,500, which includes the conversion of $340,000 worth of convertible promissory notes into 340,000 shares of Series A Preferred Stock that were issued on April 7, 2004. Not included in the $2,568,500 is the conversion of unsecured advances owed to certain stockholders by the Company totaling $275,000 into 275,000 shares of Series A Preferred Stock. Each share of Preferred Stock has a $.001 par value, a non-cumulative dividend of $0.06 per share when and if declared by the board of directors, liquidation preference over the common stock, and conversion rights into one share of common stock at $1 per share. Each share of Preferred Stock shall be automatically converted into shares of Common Stock upon either (i) a majority of the outstanding shares of Preferred Stock, voting as a separate class, approves the conversion; or (ii) some or all of the common shares underlying the Preferred Stock are covered by an effective registration statement filed with the SEC. On May 5, 2005, the SEC declared the registration statement that covered, in part, common stock underlying the Preferred Stock effective, thereby converting all 2,843,500 outstanding shares of Preferred Stock into Common Stock.

WARRANTS

The following summarizes the warrant transactions:

	Warrants Outstanding	Weighted-Average Exercise Price
Outstanding,
December 31, 2005	6,833,133	$1.16
Granted during 2006	363,565	3.51
Exercised during 2006	(269,500)	$1.02
Outstanding, June 30, 2006	6,927,198	$1.29

During the six months ended June 30, 2006, warrant holders exercised 269,500 warrants resulting in the issuance of 269,500 shares of common stock and proceeds to the company of $274,375. The Company recognized $838,845 in general and administrative fees and $444,493 in offering costs relating to the issuance of warrants during the three months ended June 30, 2006.

NOTE 9 - STOCKHOLDERS EQUITY (CONTINUED)

2004 STOCK INCENTIVE PLAN

The Company's Board of Directors and stockholders approved the 2004 Stock Incentive Plan in August 2004. The 2004 Stock Incentive Plan provides for the grant of incentive stock options to the Company's employees, and for the grant of non-statutory stock options, restricted stock, stock appreciation rights and performance shares to the Company's employees, directors and consultants.

The Company has reserved a total of 2,215,000 shares of its common stock for issuance pursuant to the 2004 Stock Incentive Plan. The board of directors, or a committee of the board, administers the 2004 Stock Incentive Plan. Stock options are generally granted with terms of up to ten years and vest over a period of five years under the 2004 Stock Incentive Plan. The administrator determines the exercise price of options granted under the 2004 Stock Incentive Plan, but the exercise price must not be less than 85% of the fair market value of the Company's common stock on the date of grant. In the event the participant owns 10% or more of the voting power of all classes of the Company's stock, the exercise price must not be less than 110% of the fair market value per share of the Company's common stock on the date of grant. With respect to all incentive stock options, the exercise price must at least be equal to the fair market value of the Company's common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of the Company's outstanding stock or the outstanding stock of any parent or subsidiary of the Company, the term must not exceed five years an the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options; however, no option will have a term in excess of 10 years from the date of grant.

The 2004 Stock Incentive Plan will automatically terminate on August 5, 2014, unless it terminates sooner because all shares available under the Plan have been issued or all outstanding options terminate in connection with a change of control. In addition, the Board of Directors has the authority to amend the 2004 Stock Incentive Plan provided this action does not impair the rights of any participant.

The following table summarizes information about stock option transactions for the period shown:

	Six Month Period Ended June 30, 2006 (unaudited)
ALL OPTIONS		WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of period	1,625,000	$1.00
Options granted	220,000	2.53
Options forfeited	—	—
Options expired	—	—
Options exercised	—	—
Outstanding at end of period	1,845,000	$1.18
Exercisable at end of period	530,000	$1.00
Six Months Period

	Six Months Period Ended June 30, 2006 (unaudited)
NON-VESTED OPTIONS		WEIGHTED AVERAGE EXERCISE PRICE
Non-vested at beginning of period	1,115,000	$1.00
Options granted	220,000	2.53
Options forfeited	—	—
Options expired	—	—
Options vested	(20,000)	1.00
Non-vested at end of period	1,315,000	$1.26

The weighted average grant-date fair value of options granted during the six month period ended June 30, 2006 was $2.53.

NOTE 9 - STOCKHOLDERS EQUITY (CONTINUED)

The weighted average remaining contractual lives of the options outstanding and options exercisable at June 30, 2006, were 8.02 years and 7.45 years, respectively.

The Company recorded $200,186 of compensation expense for employee stock options during the six month period ending June 30, 2006. At June 30, 2006, there was a total of $1,356,595 of unrecognized compensation costs related to the non-vested share-based compensation arrangements under the 2004 Plan. The cost is expected to be recognized over a weighted average period of 3.2 years. The total fair value of shares vested during the six month period ended June 30, 2006 was approximately $69,800. The aggregate intrinsic value of total outstanding options and total exercisable options was $6,103,050 and $1,849,700, respectively as of June 30, 2006.

Since January 1, 2006, the Company is recognizing the cost of all employee stock options on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. The Company has selected the modified prospective method of transition; accordingly, prior periods have not been restated. Prior to the adoptions of SFAS No. 123(R), the Company applied APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans; all employee stock options were granted at or above the grant date market price; and accordingly, no compensation cost was recognized for fixed stock option grants in prior periods.

If the fair value method had been applied, the Company's net loss and earnings per share would have been reduced to the pro forma amounts as follows:

	Six Months Ended June 30, 2005	Three Months Ended June 30, 2005
	(unaudited)	(unaudited)
Net loss:
As reported	$(1,253,246)	$(589,749)
Less: Total share-
Based employee
Compensation expense
Determined under fair
value method for
employee stock options,
net of tax	(112,500)	(56,250)
Pro forma net loss	$(1,365,746)	$(645,999)
Basic and diluted loss per
Share:
As reported	$(0.15)	$(0.06)
Pro forma	$(0.16)	$(0.07)

The Black Scholes assumptions used are listed below:

Six Months Ended June 30, 2005
(unaudited)

Risk free interest rate	2.34%
Dividends	—
Volatility factor	200%
Expected life	10 years
Annual forfeiture Rate	0%

NOTE 10 - RELATED PARTY TRANSACTIONS

ACCOUNTS PAYABLE - RELATED PARTIES

Accounts payable - related parties at December 31, 2005 and June 30, 2006 consisted of amounts due for legal, expense reimbursement, and license fees and were $15,000 and $1,086,742, respectively. As of December 31, 2005 and June 30, 2006, $5,000 and $52,256 (unaudited) is owed to Blakely, Sokoloff, Taylor & Zafman, LLP (BSTZ), a law firm which, the Company's director, George Hoover, is a partner in, $10,000 and $14,606 (unaudited) is owed to Alan Finkelstein, a related party, and $0 and $1,019,879 (unaudited) is owed to nCryptone, S.A., respectively. The June 30, 2006 amounts are currently due to BSTZ, Alan Finkelstein, and nCryptone, S.A..

CONSULTING AGREEMENTS

The Company entered into Consulting Agreements with Forest Finkelstein, who is a related party. For Forest Finkelstein, during the six months ended June 30, 2006 and 2005, the Company paid $42,500 and $5,000, respectively.

LEGAL SERVICES

The Company receives legal services from Blakely, Sokoloff, Taylor and Zafman, LLP, a law firm that George Hoover, a director of the Company, is a partner in. During the six months ended June 30, 2006 and 2005, the Company paid $88,604 and $83,471, respectively, to this entity for legal services rendered.

NOTE 11 - SUBSEQUENT EVENTS (UNAUDITED)

On July 17, 2006, warrant holders cashlessly exercised 2,150,000 warrants resulting in the issuance of 1,722,142 shares of Common Stock.

On July 24, 2006, a warrant holder exercised 5,000 warrants resulting in the issuance of 5,000 shares of Common Stock.

On August 10, 2006, the Company announced that John A. Ward, III will become the new Chief Executive Officer of the Company and retain his title of Chairman of the Board effective August 10, 2006. Alan Finkelstein will relinquish his title of Chief Executive Officer on August 10, 2006 and remain President and Director.

Annex A

FINANCIAL STATEMENTS

INNOVATIVE CARD TECHNOLOGIES, INC
CONSOLIDATED BALANCE SHEETS